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                                                                  Exhibit (c)(8)


            MANAGEMENT INCENTIVE COMPENSATION PLAN DESCRIPTION

     Executive officers are eligible for incentive awards. These awards are not in addition to market level compensation but are designed to place a significant part of an executive's annual compensation at risk. The Chief Executive Officer's award is based on corporate performance measured against pre-tax profit objectives set by the Committee at the beginning of the year. Awards to other executive officers are based on the same corporate performance measure and on individual achievement of specified objectives established by the Chief Executive Officer at the beginning of the year. Targeted awards are a percentage of the executive officer's base salary ranging from 15% to 50% based on the officer's position and salary grade. Awards based on Company performance may range from 25% of target for exceeding a threshold profit level to a maximum award of 50% greater than target for achieving or exceeding a maximum pre-tax profit goal. At year-end, individual performance of the other executive officers is evaluated against pre-established objectives. Mr. Morrow was not eligible to receive an annual incentive award for fiscal year 1996.

     The combination of base salary and an annual incentive award are intended to provide an executive the opportunity to earn total compensation slightly above the 50th percentile of the competitive marketplace if Company and individual goals are achieved.